UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Group Bargaining Unit Employee Retirement Savings Plan
(Full title of the plan)

Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan"

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee

of the FPL Group Bargaining Unit Employee Retirement Savings Plan

Juno Beach, Florida:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Bargaining Unit Employee Retirement Savings Plan (the "Plan"), formerly known as the FPL Group Bargaining Unit Employee Thrift Plan, as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 25, 2007

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan" STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2006

		Non Participant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ASSETS
Investments, at fair value	$580,067,677	$-	$-	$580,067,677
Company Stock, Leveraged ESOP	-	117,054,098	134,412,041	251,466,139
Accrued interest receivable	-	-	1,034	1,034

Total Assets	580,067,677	117,054,098	134,413,075	831,534,850

LIABILITIES
Leveraged ESOP Note:
Current	-	-	5,142,878	5,142,878
Non-current	-	-	54,440,578	54,440,578
Interest payable - Leveraged ESOP	-	-	192,455	192,455

Total liabilities	-	-	59,775,911	59,775,911

Net assets available for benefits at fair value	580,067,677	117,054,098	74,637,164	771,758,939

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	1,298,731	-	-	1,298,731

NET ASSETS AVAILABLE FOR BENEFITS	$581,366,408	$117,054,098	$74,637,164	$773,057,670

	December 31, 2005

		Non Participant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ASSETS
Investments, at fair value	$518,860,847	$-	$-	$518,860,847
Company Stock, Leveraged ESOP	-	89,142,330	115,076,884	204,219,214
Accrued interest receivable	-	-	820	820

Total Assets	518,860,847	89,142,330	115,077,704	723,080,881

LIABILITIES
Leveraged ESOP Note:
Current	-	-	4,157,069	4,157,069
Non-current	-	-	59,877,017	59,877,017
Interest payable - Leveraged ESOP	-	-	206,830	206,830

Total liabilities	-	-	64,240,916	64,240,916

Net assets available for benefits at fair value	518,860,847	89,142,330	50,836,788	658,839,965

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	1,576,334	-	-	1,576,334

NET ASSETS AVAILABLE FOR BENEFITS	$520,437,181	$89,142,330	$50,836,788	$660,416,299

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan"
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

		Non Participant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ADDITIONS
Contributions:
Participant	$34,733,813	$-	$-	$34,733,813
Employer (noncash)	-	8,402,352	-	8,402,352

Total contributions	34,733,813	8,402,352	-	43,136,165

Net investment income:
Interest and dividend income	922,306	-	-	922,306
Net appreciation in fair value of investment	42,430,366	-	-	42,430,366
Net investment gain in participation in
Master Trust, at fair value	41,322,620	30,563,620	-	71,886,240
Other income	240,874	-	-	240,874

Total investment income	84,916,166	30,563,620	-	115,479,786

Total additions	119,649,979	38,965,972	-	158,615,951

DEDUCTIONS
Benefit payments to Participants and beneficiaries	60,553,813	6,517,913	-	67,071,726
Administrative expenses	107,737	9,611	-	117,348

Total deductions	60,661,550	6,527,524	-	67,189,074

Transfers to (from) the plan, net	1,940,798	(4,526,680)	-	(2,585,882)

Increase in Leveraged ESOP unallocated
account (see Note 3)	-	-	23,800,376	23,800,376

NET INCREASE	$60,929,227	$27,911,768	$23,800,376	112,641,371

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2005				660,416,299

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2006				$773,057,670

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan"
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2006

1.  Description of the Plan

The following description of the FPL Group Bargaining Unit Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Bargaining unit employees of FPL Group, Inc. (the Company or FPL Group) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until they are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2006 plan year was increased to $15,000 and will increase to $15,500 in 2007. In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,000 in Pretax Contributions. Effective January 1, 2006, the FPL Group Employee Thrift Plan was renamed the FPL Group Employee Retirement Savings Plan (the Non-Bargaining Plan) and the FPL Group Bargaining Unit Employee Thrift Plan was renamed the FPL Group Bargaining Unit Employee Retirement Savings Plan.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock, par value $.01 per share, of FPL Group (Company Stock). Pursuant to the Leveraged ESOP, the trust established under the Plan and the Non-Bargaining Plan (the Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group. The Company Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock. Dividends on Company Stock acquired through the Leveraged ESOP Account do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Trust established under the Plan and the Non-Bargaining Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) was named the fiduciary responsible for the general operation and administration of the Plan (but not management or control of plan assets) and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) was named the investment fiduciary but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

Except for FPL Energy Maine Operating Services, LLC (FPL Energy Maine) bargaining unit employees, the Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. FPL Energy Maine bargaining unit employees can elect to contribute up to a combined pretax and after tax maximum of 20% of their eligible earnings. Pretax contributions are subject to limitations under the Code. Effective January 27, 2006, the Plan's investment options were restructured. As of December 31, 2006, Participants could elect to invest in any combination of the 23 different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity's excessive trade policy and the Plan's limitations on investments in Company Stock.

Employer Contributions
Participant Group	Benefit
FPL Group and subsidiaries Bargaining Unit Employees, not listed below	100% on first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
FPL Energy Seabrook Bargaining Unit Employees	100% on first 3% of employee contribution
FPL Energy Duane Arnold Bargaining Unit Employees	100% on first 3% of employee contribution 50% on the next 2% of employee contribution

Company matching contributions are made in the form of Company Stock. Contributions are subject to certain limitations. Effective January 1, 2007, Participants have the option to immediately diversify all or a portion of Company matching contributions to one or more of the other investment options.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited, to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2006 and 2005, the balance of the forfeiture account was $288,832 and $282,575, respectively.

Vesting

Participants are immediately 100% vested in employee contributions. For bargaining unit employees of FPL Energy Maine, employer contributions are fully vested upon attaining six months of service. For bargaining unit employees of FPL Energy Seabrook, employer contributions are fully vested immediately after attaining one month of service. For bargaining unit employees of FPL Energy Duane Arnold existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested. All other bargaining unit employees vest at a rate of 20% each year of service and are fully vested upon attaining five years of service. Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest on Participant loans takes into account the prime rate at the time of origination of the loan. The interest rate for Participant loans is fixed and ranged from 4% to 9.75% for loans outstanding at December 31, 2006. The maturity dates for loans outstanding at December 31, 2006 ranged from 2007 through 2011.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Non-Bargaining Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by FPL Group and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administration expenses of the Plan. All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan's investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment income and interest income on loans to Participants are recognized when earned. Contributions by Participants and Company matching contributions are recorded on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

New Accounting Pronouncements

Fully Benefit-Responsive Investment Contracts - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare, and Pension Plans" (the FSP), which requires that fully benefit-responsive investment contracts held by a defined contribution plan be reported on the statement of net assets available for benefits at fair value; as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. The FSP was adopted by the Plan effective December 31, 2006 and was applied retrospectively for all periods presented.

Fair Value Measurements - In September 2006, the FASB issued Statement of Financial Accounting Standards No. (FAS) 157, "Fair Value Measurements," which clarifies how to measure fair value and requires enhanced fair value measurement disclosures. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets for identical assets or liabilities. The Plan will be required to adopt FAS 157 on January 1, 2008. The Company is currently evaluating the impact of FAS 157 to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Debt securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service. Included in investments are shares of registered investment companies (mutual funds) valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company Stock is valued at its quoted market price. Participation units of common collective trust funds are stated at their quoted redemption value on the last business day of the plan year as reported by the investment managers. Participant loans are valued at their outstanding balances at year-end, which approximates fair value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

The FPL Managed Income Fund holds guaranteed investment contracts (see Note 6) with banks and insurance companies in order to provide Participants with stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The guaranteed investment contracts are allocated to the Plan and the Non-Bargaining Plan based on each plan's proportionate share of participation in the FPL Managed Income Fund. The contracts are unallocated in nature and are valued at contract value because they are fully benefit-responsive. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investments in wrapper contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2006 and 2005, the fair value of the wrapper contract was not material.

Crediting interest rates on guaranteed investment contracts and wrapper contracts may be reset periodically by the issuer, but will not be less than zero percent.

3.  Leveraged Employee Stock Ownership Plan

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Non-Bargaining Plan. The Leveraged ESOP Account is allocated for financial reporting purposes proportionately based on each plan's relative end-of-year net assets. The Plan's allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but are not available for, or the obligation of the Plan Participants. Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of Participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the approximate allocations made to each plan.  The statement of the net asset information below has been allocated to the Plan but not to the Plan Participants.  The effect of 2006 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.
	Total Leveraged ESOP Account	Non-Bargaining Plan	Plan

Allocation percentage	100%	71.42%	28.58%

Accrued interest receivable	$3,617	$2,583	$1,034
Company Stock	470,337,258	335,925,217	134,412,041

Total assets	470,340,875	335,927,800	134,413,075

Interest payable	673,441	480,986	192,455
Acquisition Indebtedness	208,495,600	148,912,144	59,583,456

Total liabilities	209,169,041	149,393,130	59,775,911

Net assets at December 31, 2006	$261,171,834	$186,534,670	$74,637,164

Contributions received from employer	$9,556,118
Interest income	12,479
Dividends	13,733,759
Net appreciation in fair value of Company Stock	113,351,675

Total	136,654,031

Interest expense	20,702,382

Net income	115,951,649	$82,815,218	$33,136,431
Allocation of shares to plans	(31,796,756)	(23,394,404)	(8,402,352)
Reallocation of Leveraged ESOP	-	933,703	(933,703)

Effect of current year Leveraged ESOP
activity on net assets	84,154,893	60,354,517	23,800,376
Net assets at December 31, 2005	177,016,941	126,180,153	50,836,788

Net assets at December 31, 2006	$261,171,834	$186,534,670	$74,637,164

Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan and the Non-Bargaining Plan, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Company Stock. The Acquisition Indebtedness is currently scheduled to mature in 2017, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of Participants under the plans, together with cash contributions from FPL Group. For those dividends on shares allocated to Participant accounts used to repay the loan, additional shares equal in value to those dividends will be allocated to accounts of Participants under the plans. In 2006, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of Participants under the plans totaled $13,733,759 and $11,922,724, respectively. Cash contributed in 2006 by FPL Group for the debt service shortfall totaled $9,556,118.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on ESOP shares allocated to Participant accounts under the plans used to repay the Acquisition Indebtedness. The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments. In 2006, the lender and the Company executed an agreement which permitted the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in January 2007. Such aggregate amount totaled $8,445,786 and was paid in January 2007. During 2006, 998,876 shares of Company Stock were released from collateral for the Acquisition Indebtedness.

Scheduled Principal Repayment of Acquisition Indebtedness

Year	Repayment Amount

2007	$17,996,060
2008	$11,130,500
2009	$12,725,500
2010	$14,451,000
2011	$16,333,000
2012-2017	$135,859,540

4.  Parties-In-Interest Transactions

Company matching contributions are made primarily in Company Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Company Stock. Such amounts are reported as noncash contributions (from the employer) and contributions received from the employer, respectively. During 2006, all Company matching contributions were made in Company Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Company Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness. Certain dividends on shares held in Participants' accounts are reinvested in Company Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

At December 31, 2006 and 2005, the number of shares of Company Stock held in Participant accounts totaled 4,703,195 and 4,801,320, respectively, with a market value of $255,947,857 and $199,542,856 respectively. During 2006, dividends on shares of Company Stock held in Participants' accounts totaled $7,175,207.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:
	December 31,

	2006	2005

Fidelity Diversified International Fund	$53,255,326	$7,318,975	(1)
Spartan U.S. Equity Index Fund	N/A	36,775,398
FPL Managed Income Fund	74,922,475	81,741,810
FPL Group Stock Fund (2)	140,715,595	112,426,144
FPL Group Stock LESOP Fund (3)	117,054,098	89,142,330
_____________________
(1)	Does not represent five percent or more of Plan net assets; amount shown for comparability.
(2)	Includes short-term investments of $841,762 at December 31, 2006 and $1,302,969 at December 31, 2005 to provide liquidity.
(3)

Represents Company matching contributions in Company Stock which are non participant-directed investments of the Plan. Includes short-term investments of $1,040,446 at December 31, 2006 and $793,389 at December 31, 2005 to provide liquidity.

6.  Investment in Master Trust Investment Account

A portion of the Plan's investments are in a master trust investment account (MTIA) which was established for the investment of assets of the Plan and the Non-Bargaining Plan. Each participating plan has an undivided interest in the MTIA which is comprised of the funds below. The assets of the MTIA are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

FPL Managed Income Fund

The value of the Plan's interest in the FPL Managed Income Fund included in the statement of net assets available for benefits represents approximately 24.8% of the net assets available for benefits of that fund at December 31, 2006 and approximately 25.2% at December 31, 2005. The FPL Managed Income Fund's net assets available for benefits consisted of the following at:
	December 31, 2006		December 31, 2005

Investment Portfolio	Investments, at Fair Value	Adjustment to Contract Value	Investments, at Fair Value	Adjustment to Contract Value

UBS AG	$74,471,083	$-	$80,257,293	$-
Rabobank	74,471,083	-	80,257,293	-
Monumental Life Insurance Company	74,471,083	-	80,257,293	-
Morgan Guaranty	74,455,195	-	80,257,293	-

Adjustment from fair value to contract
value to fully benefit-responsive
investment contracts	-	5,228,384	-	6,255,292

Fidelity Institutional Market Class 1	3,737,576	-	3,343,088	-

Total investments	$301,606,020	$5,228,384	$324,372,260	$6,255,292

The net investment gain in the FPL Managed Income Fund for the year ended December 31, 2006, was comprised of interest income in the amount of $12,459,390.

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit-responsive and are included in the financial statements at fair value. There are no reserves against contract values (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Withdrawals prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be less than book value. A wrap issuer may terminate a wrapper contract at any time; however, if the market value is less than the contract value, the wrap issuer can either hold the contract until the market value and contract value are equal or make up the difference between the two. At December 31, 2006, the Plan's portion of the contract value and fair value of investment contracts were $75,289,252 and $73,990,521, respectively. At December 31, 2005, the Plan's portion of the contract value and fair value of investment contracts were $82,475,685 and $80,899,351 respectively. The average yield for the portfolio of investment contracts was 5.02% and 3.69% for 2006 and 2005, respectively. The crediting interest rate at December 31, 2006 and 2005 was 4.14% and 3.66%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero.

FPL Group Stock Fund

The value of the Plan's interest in the FPL Group Stock Fund included in the statement of net assets available for benefits represents approximately 34.1% of the net assets available for benefits of that fund at December 31, 2006 and approximately 33.4% at December 31, 2005. The FPL Group Stock Fund's net assets available for benefits consisted of the following at:
	December 31,

	2006	2005

Assets
Investments, at fair value:
Company Stock	$410,008,665	$332,944,441
Mutual Fund	2,466,340	3,902,152

Total investments	412,475,005	336,846,593

Receivables:
Income	22,755	11,410
Other	-	161,187

Total receivables	22,755	172,597

Total assets	412,497,760	337,019,190

Other liabilities	131,003	291,699

Net assets available for benefits	$412,366,757	$336,727,491

The net investment gain in the FPL Group Stock Fund for the year ended December 31, 2006, was comprised of interest and dividend income in the amount of $11,919,545 and net realized and unrealized appreciation in the fair value of the plan assets in the amount of $99,256,312.

FPL Group Stock LESOP Fund (Non Participant-Directed)

The value of the Plan's interest in the FPL Group Stock LESOP Fund included in the statement of net assets available for benefits represents approximately 26.5% of the net assets available for benefits of that fund at December 31, 2006 and approximately 26.9% at December 31, 2005. The FPL Group Stock LESOP Fund's net assets available for benefits consisted of the following at:
	December 31,

	2006	2005

Assets
Investments, at fair value:
Company Stock	$437,262,033	$328,741,179
Mutual Fund	3,920,295	2,951,121

Total investments	441,182,328	331,692,300

Receivables:
Income	15,514	9,565
Other	-	209

Total receivables	15,514	9,774

Total assets	441,197,842	331,702,074

Liabilities
Payables/other liabilities	102,917	124,598

Net assets available for benefits	$441,094,925	$331,577,476

The FPL Group Stock LESOP Fund's changes in net assets available for benefits consisted of the following at:
Year Ended December 31, 2006

Additions
Noncash contributions (from employer)	$31,796,801

Earnings on investments:
Interest	163,472
Dividends	11,922,724
Net appreciation in fair value of Company Stock	130,559,128

Total additions	174,442,125

Deductions
Benefits paid to participants or beneficiaries	22,624,955
Account maintenance fees	35,533

Total deductions	22,660,488

Net increase	151,781,637

Transfers
Transfers into the fund	13,596,525
Transfers out of the fund	(55,860,713)

Net transfers	(42,264,188)

Net assets available for benefits at December 31, 2005	331,577,476

Net assets available for benefits at December 31, 2006	$441,094,925

Conservative Investment Strategy Fund

As a result of the Plan's investment restructuring in January 2006, the Conservative Investment Strategy Fund was eliminated as an investment option of the Plan. The value of the Plan's interest in the Conservative Investment Strategy Fund included in the statement of net assets available for benefits represents approximately 20.0% of the net assets available for benefits of that fund at December 31, 2005. The Conservative Investment Strategy Fund's net assets available for benefits consisted of the following at:
	December 31,

	2006	2005

Assets
Investments, at fair value:
Mutual Fund	$-	$18,445,117

Total investments	-	18,445,117

Receivables:
Income	-	53,118

Total receivables	-	53,118

Total assets	-	18,498,235

Other liabilities	-	11,870

Net assets available for benefits	$-	$18,486,365

The net investment gain in the Conservative Investment Strategy Fund for the year ended December 31, 2006, was comprised of net realized appreciation in the fair value of the plan assets in the amount of $207,055.

Moderate Growth Investment Strategy Fund

As a result of the Plan's investment restructuring in January 2006, the Moderate Growth Investment Strategy Fund was eliminated as an investment option of the Plan. The value of the Plan's interest in the Moderate Growth Investment Strategy Fund included in the statement of net assets available for benefits represents approximately 24.5% of the net assets available for benefits of that fund at December 31, 2005. The Moderate Growth Investment Strategy Fund's net assets available for benefits consisted of the following at:
	December 31,

	2006	2005

Assets
Investments, at fair value:
Mutual Fund	$-	$77,128,168

Total investments	-	77,128,168

Receivables:
Income		154,982
Other	-	463,735

Total receivables	-	618,717

Total assets	-	77,746,885

Other liabilities	-	409

Net assets available for benefits	$-	$77,746,476

The net investment gain in the Moderate Growth Investment Strategy Fund for the year ended December 31, 2006 was comprised of net realized appreciation in the fair value of the plan assets in the amounts of $1,457,657.

Long-Term Growth Investment Strategy Fund

As a result of the Plan's investment restructuring in January 2006, the Long-Term Growth Investment Strategy Fund was eliminated as an investment option of the Plan. The value of the Plan's interest in the Long-Term Investment Strategy Fund included in the statement of net assets available for benefits represents approximately 23.0% of the net assets available for benefits of that fund at December 31, 2005. The Long-Term Growth Investment Strategy Fund's net assets available for benefits consisted of the following at:
	December 31,

	2006	2005

Assets
Investments, at fair value:
Mutual Fund	$-	$89,286,550

Total investments	-	89,286,550

Receivables:
Income		87,839
Other	-	32,756

Total receivables	-	120,595

Total assets	-	89,407,145

Other liabilities	-	822,683

Net assets available for benefits	$-	$88,584,462

The net investment gain in the Long-Term Growth Investment Strategy Fund for the year ended December 31, 2006, was comprised of net realized appreciation in the fair value of the plan assets in the amount of $2,659,424.

7.  Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed prior to the expiration of the Plan's Remedial Amendment Period on January 31, 2010 under the IRS's new determination letter program. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related Trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements at December 31, 2006 to Form 5500:
December 31, 2006

Net assets available for benefits per the financial statements	$773,057,670
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,298,731)

Net assets available for benefits per Form 5500	$771,758,939

In accordance with the FSP, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan"
EIN: 59-2449419, Plan #003
Schedule H, Line 4I - Schedule of Assets (Held at end of year)
December 31, 2006

Participant-Directed Investments:

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value			(e) Current Value

Mutual Funds:
Brandywine Funds, Inc.	1,003,605		shares	$34,413,576
* Fidelity Diversified International Fund	1,441,280		shares	53,255,326
* Fidelity Low-priced Stock Fund	357,190		shares	15,552,052
* Fidelity Real Estate Investment Portfolio	840,383		shares	30,564,747
* Fidelity Retirement Government Money Market Portfolio	13,908,708		shares	13,908,708
Legg Mason Value Trust FI Class	331,211		shares	26,284,970
PIMCO Total Return Fund Administrative Class	1,003,405		shares	10,415,346
Royce Premier Fund Investor Class	1,440,841		shares	25,445,262
T. Rowe Price Equity Income Fund	541,042		shares	15,987,809
T. Rowe Price Institutional Large Cap Growth Fund	1,279,060		shares	18,725,429
Vanguard Target Retirement 2005 Fund	171,370		shares	1,965,611
Vanguard Target Retirement 2015 Fund	810,788		shares	10,102,407
Vanguard Target Retirement 2025 Fund	329,359		shares	4,294,849
Vanguard Target Retirement 2035 Fund	2,067,448		shares	28,675,512
Vanguard Target Retirement 2045 Fund	154,694		shares	2,215,202
Vanguard Target Retirement Income Fund	350,168		shares	3,746,796

Total mutual funds				295,553,602

Common Collective Trusts:
BGI Equity Index Fund V	2,630,029		units	30,087,531
BGI MSCI ACWI ex-US Index Fund V	425,733		units	5,564,321
BGI Russell 2000 Value Index Fund V	796,637		units	9,543,719
BGI US Debt Index Fund V	330,660		units	4,539,158
BGI US Equity Market Fund V	220,860		units	2,522,226

Total common collective trusts				52,256,955

* FPL Group Stock Fund	4,822,304		units	140,715,595
* FPL Managed Income Fund	74,922,475		shares	74,922,475
* Participant loans	4%	-	9.75%
	Maturing through 2011			16,619,050

Total participant-directed investments				$580,067,677

*Party-in-interest

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
Formerly known as "FPL Group Bargaining Unit Employee Thrift Plan"
EIN: 59-2449419, Plan #003
Schedule H, Line 4I - Schedule of Assets (Held at end of year)
December 31, 2006

	Non Participant-Directed Investments:
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value

*	FPL Group Stock LESOP Fund	4,099,968	units	$64,029,333	$117,054,098
*	FPL Group Stock LESOP (unallocated)	2,469,902	shares	35,813,572	134,412,041

	Total non participant-directed investments				$251,466,139

*Party-in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2007	FPL Group Bargaining Unit Employee Retirement Savings Plan

(Name of Plan)

By:	ROBERT H. ESCOTO

Robert H. Escoto Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm